FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Copper and Gold Corporation ("Company")

Suite 907 - 1030 West Georgia Street

Vancouver, BC V6E 2Y3

Item 2. Date of Material Change

June 15, 2026

Item 3. News Release

A news release was disseminated through Newsfile Corp. on June 15, 2026, and subsequently filed under the Company's profile on SEDAR+.

Item 4. Summary of Material Change

On June 15, 2026, the Company announced a further strengthening of its strategic partnership with Mitsubishi Materials Corporation ("Mitsubishi Materials") and that the Company had entered into another amended and restated investor rights agreement with Mitsubishi Materials.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On June 15, 2026, the Company announced a further strengthening of its strategic partnership with Mitsubishi Materials. The Company has entered into another amended and restated investor rights agreement with Mitsubishi Materials, most notably extending the rights and obligations thereunder until November 30, 2028, subject to Mitsubishi Materials acquiring 1.2 million common shares of the Company through open market purchases. These purchases will be non-dilutive to existing shareholders, as no new shares will be issued by the Company. Upon completion, Mitsubishi Materials' ownership in the Company will return to approximately 5%.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:	Mike Psihogios
Phone:	(416) 476-7627

Item 9. Date of Report

June 22, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this material change report. Forward- looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding Mitsubishi Materials' acquisition of additional common shares of the Company through open market purchases, the anticipated resulting equity ownership of Mitsubishi Materials in the Company following completion of the purchases, and the continued strategic partnership between the Company and Mitsubishi Materials.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward- looking statements represent the Company's views as of the date of this material change report. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.